08061156

VECCHIO PONTE MINERAL WATER COMPANY

Corso San Gottardo 25/4 – Casella Postale 1553
CH-6830 Chiasso – Switzerland – tele: (USA) 646 736 7654 – fax: 509 692 1110

RECEIVED
DEC 1 1 2008
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

November 28, 2008

By facsimile transmission to: 703-813-6963
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.20549

Re: Vecchio Ponte Mineral Water Co.
Regulation A Disclosure Statement on Form 1-A
SEC File number: 24-10230

Gentlemen:

Pursuant to your conversation with our counsel please be informed that our Form 1-A is amended to include the following legend:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Should you have any questions, please call.

Received SEC
DEC 1 1 2008
Washington, DC 20549

Respectfully,
Vecchio Ponte Mineral Water Co.

by ______________
Dominick J. Porto, President
Director

____
Harriet Evans Porto, Secretary
Director

____
Boris Todoroff
Director

PROCESSED
DEC 1 2 2008
THOMSON REUTERS

END